GreenTree Hospitality Group Ltd.

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

March 22, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kim McManus, Esq., Senior Attorney Mr. Joshua Lobert, Esq., Staff Attorney Mr. Isaac Esquivel, Staff Accountant Ms. Kristi Marrone, Staff Accountant
Re:	GreenTree Hospitality Group Ltd. Registration Statement on Form F-1, as amended (File Number: 333-223261)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, GreenTree Hospitality Group Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on March 26, 2018, or as soon as practicable thereafter.

The Company also requests that the Registration Statement on Form 8-A, as amended (File Number: 001-38425), under the Securities Exchange Act of 1933, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,
GreenTree Hospitality Group Ltd.

By:	/s/ Alex S. Xu
Name:	Alex S. Xu
Title:	Chairman and Chief Executive Officer